ALEXANDER’S, INC

210 Route 4 East

Paramus, New Jersey 07652

(201) 587-8541

April 29, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Alexander’s, Inc Form 10-K for the year ended December 31, 2007 Filed February 25, 2008 File No. 001-6064

Dear Ms. Van Doorn:

Please find herein our response to the letter, dated April 22, 2008, from you on behalf of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Alexander’s, Inc. (the “Company”). For your convenience, we have included the Staff’s comment before our response.

Securities and Exchange Commission	2

Form 10-K for the year ended December 31, 2007

General

1.	We note that your response has been submitted and signed by your counsel. Please provide on a separate letter from and signed by an officer of, the Company a statement acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that with respect to this letter, and the letter dated April 10, 2008, filed by the Company’s counsel, on the Company’s behalf, that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 10 – Commitments and Contingencies

Environmental Remediation, page 50

2.

It is not clear from your response that you have concluded that the remediation costs were determined to be appropriately capitalizable because the acquired land, on a stand-alone basis exclusive of the subsequent development and construction activities, was improved as a result of the remediation expenditures as compared to the condition of the land when acquired. Please clarify whether this is or is not the case. Additionally, the disclosure included in Note 10 states that the damages sought by the independent contractor were based on costs incurred plus interest and legal fees. Please confirm to us that the $1.1 million includes only costs directly attributable to the remediation.

Response:

To clarify, the land, when acquired by the Company, was contaminated and contained storage tanks that were put in place by the previous owner. The remediation of the soil and removal of the storage tanks by the Company, after its acquisition of the land not only improved the land relative to its state when acquired, but also prevented future contamination.

Note 10 to the consolidated financial statements for the year ended December 31, 2007, included in the Company’s Annual Report on Form 10-K states that the complaint that was brought by the independent contractor sought $1,800,000 in damages, plus interest and legal fees. The Company confirms that the $1,100,000 settlement amount was directly attributable to the remediation work and did not include any amounts for interest and legal fees.

Securities and Exchange Commission	3

Note 11 – Stock Options and Stock Appreciation Rights

Stock Appreciation Rights, page 52

3.

We have read your response to comment three and it appears that you value your awards using the intrinsic value as defined in Appendix E of SFAS 123R. While observable market prices should be used as the basis for the fair value measurement of equity, per paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the intrinsic value and the time value of the award. Please clarify how your analysis included this concept. Also refer to paragraphs B136-B139 of SFAS 123R.

Response:

All of the outstanding stock appreciation rights (“SARs”) as of December 31, 2007 were granted in March 1999; accordingly they are accounted for under the intrinsic value method in accordance with FIN 28, an interpretation of APB Opinions No. 15 and 25 as SFAS 123R was only applicable for awards granted after January 1, 2006.

On our December 31, 2006 balance sheet, SFAS 123R was applicable to the SARs issued on January 10, 2006, to Michael Fascitelli, the Company’s President. In determining the fair value of these SARs, the Company considered the guidance in paragraph A7 of SFAS 123R and concluded that the best indication of the fair value of this award was the observable market price of its common stock. This determination was based on the short life of the SARs (i.e., 14 months), resulting in the award having an immaterial time value. Using a Black-Scholes model, the award had a time value of approximately $850,000; an immaterial amount to the Company’s consolidated financial statements. Compensation expense for the year ended December 31, 2006 was recognized using the observable market price of the Company’s common stock as of that date. For all future grants of SARs, the Company will include the time value of these awards as a component of compensation expense by using a Black-Scholes model, regardless of whether such awards have a short life.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (201-587-1000).

Very truly yours, /s/ Joseph Macnow Joseph Macnow – Chief Financial Officer

cc:	Jaime G. John (Division of Corporation Finance)

Steven Roth Alan Rice (Vornado Realty Trust)